EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the six months ended June 30, 2012 and the five years ended December 31, 2011 were as follows:

	Six Months Ended June 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income (loss) from unconsolidated joint ventures	$120,276	$227,930	$150,819	$250,681	$279,401	$336,375
Gains on sales of real estate	—	—	2,734	11,760	33,340	929,785
Amortization of interest capitalized	2,593	4,188	2,660	2,498	2,315	2,394
Distributions from unconsolidated joint ventures	8,791	22,451	10,733	6,676	5,988	7,157
Fixed charges (see below)	225,982	445,648	422,403	375,243	345,834	346,731
Subtract:
Interest capitalized	(21,278)	(48,178)	(40,981)	(48,816)	(46,286)	(33,322)
Preferred distributions of consolidated subsidiaries	(1,566)	(3,339)	(3,343)	(3,594)	(4,226)	(10,429)

Total earnings	$334,798	$648,700	$545,025	$594,448	$616,366	$1,578,691

Fixed charges:
Interest expensed	$203,138	$394,131	$378,079	$322,833	$295,322	$302,980
Interest capitalized	21,278	48,178	40,981	48,816	46,286	33,322
Preferred distributions of consolidated subsidiaries	1,566	3,339	3,343	3,594	4,226	10,429

Total fixed charges	$225,982	$445,648	$422,403	$375,243	$345,834	$346,731

Preferred dividends	—	—	—	—	—	—

Total combined fixed charges and preferred dividends	$225,982	$445,648	$422,403	$375,243	$345,834	$346,731

Ratio of earnings to fixed charges	1.48	1.46	1.29	1.58	1.78	4.55

Ratio of earnings to combined fixed charges and preferred dividends	1.48	1.46	1.29	1.58	1.78	4.55